Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 21, 2009

Report on Voting Results

National Instrument 51-102 – Section 11.3

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Election of Directors

The following nominees were elected by ballot as directors of the Corporation until the next Annual Meeting:

Name of Nominee	Votes For	%	Votes Withheld	%

James C. Baillie	258,344,388	99.70%	766,047	0.3%
George W. Carmany, III	258,009,426	99.58%	1,100,409	0.42%
John H. Clappison	252,897,012	97.60%	6,213,423	2.40%
David A. Ganong, CM	258,311,457	99.69%	798,978	0.31%
Germaine Gibara	254,645,285	98.28%	4,465,150	1.72%
Krystyna T. Hoeg	250,737,443	96.77%	8,372,992	3.23%
David W. Kerr	258,167,307	99.64%	943,128	0.36%
Idalene F. Kesner	257,487,651	99.37%	1,622,184	0.63%
Mitchell M. Merin	258,260,089	99.67%	849,746	0.33%
Bertin F. Nadeau	256,894,083	99.14%	2,216,352	0.86%
Ronald W. Osborne	257,434,457	99.35%	1,675,978	0.65%
Hon. Hugh D. Segal, CM	257,831,048	99.51%	1,279,387	0.49%
Donald A. Stewart	257,009,126	99.19%	2,101,447	0.81%
James H. Sutcliffe	258,327,378	99.70%	782,457	0.30%

Appointment of Auditors

The following were the results of the ballot to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Votes For	%	Votes Withheld	%
257,965,777	99.56	1,145,441	0.44

/ s / “Joan M. Wilson”

Joan M. Wilson

Vice-President and Corporate Secretary